UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

United Therapeutics Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	52-1984749
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1110 Spring Street
Silver Spring, MD	20910
(Address of Principal Executive Offices)	(Zip Code)

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

AMENDMENT NO. 1 TO FORM 8-A

The undersigned Registrant hereby amends the following Items, exhibits or other portions of its Registration Statement on Form 8-A dated January 2, 2001.

Item 1.  Description of Registrant’s Securities to be Registered.

Item 1 of the Form 8-A dated January 2, 2001 (the “Form 8-A”), filed by United Therapeutics Corporation (the “Company”) is hereby amended as follows:

On December 17, 2000, upon the terms and subject to the conditions set forth in the Rights Agreement dated December 17, 2000 (the “2000 Rights Agreement”), between the Company and The Bank of New York, as Rights Agent (the “Rights Agent”), the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”).  The dividend distribution was payable on December 29, 2000 (the “Record Date”), to the stockholders of record on that date.  Each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”) of the Company at a price of $129.50 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.  On the Record Date, the Company sent a copy of a Summary of Rights to Purchase Preferred Stock (the “2000 Summary of Rights”) to each stockholder of record of the Common Stock as of the close of business on the Record Date, at the address of each such holder as shown on the records of the Company.

On June 30, 2008, the Board of Directors of the Company authorized and approved an amendment and restatement of the 2000 Rights Agreement in order to (i) extend the Final Expiration Date (as defined below) until June 26, 2018, (ii) change the Purchase Price from $129.50 to $800.00, (iii) amend the definition of “Beneficial Owner” to clarify that a person will be deemed to beneficially own any securities that are the subject of specified derivative transactions to which the Company is not a party entered into by such person, and (iv) make other changes and provisions that the Board determined were necessary or desirable and did not adversely affect the interests of the holders of the Rights.  The description and terms of the Rights are set forth in the First Amended and Restated Rights Agreement dated as of June 30, 2008, as the same may be amended from time to time (the “Rights Agreement”), between the Company and the Rights Agent.  The 2000 Summary of Rights is replaced and superseded in its entirety by this Amended Summary of Preferred Stock Purchase Rights.

Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) (an “Acquiring Person”) has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of voting stock of the Company without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board of Directors then in office (the “Stock Acquisition Date”) or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or an employee benefit plan of the Company and certain affiliated entities) which, upon consummation, would result in such party’s control of 15% or more of the Company’s voting stock (the earlier of the dates in clause (i) or (ii) above being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company’s Common Stock.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire, if not previously exercised, on June 26, 2018 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock).  Each share of Preferred Stock will have a preferential dividend in an amount equal to 1,000 times any dividend declared on each share of Common Stock.  In the event of liquidation, the holders of each share of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1,000 and 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock.  In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock.  The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

If any person or group (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company) acquires 15% or more of the Company’s outstanding voting stock without the prior written consent of the Board of Directors, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of the Company’s Common Stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of Common Stock.

If any person or group (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company) acquires more than 15% but less than 50% of the outstanding Common Stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Common Stock.

If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company’s Common Stock is exchanged or changed or 50% or more of the Company’s assets or earnings power is sold in one or several transactions without the prior written consent of the Board of Directors, each Right would entitle the holders thereof, except for the Acquiring Person, to receive such number of shares of the acquiring company’s common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price.  No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, but not limited to, an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the voting power of all securities of the Company then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement is filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2008, and is incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement.

Item 2 Exhibits.

Item 2 of the Form 8-A is hereby amended by adding the following exhibit attached hereto:

Exhibit Number	Description
2

First Amended and Restated Rights Agreement, dated as of June 30, 2008, by and between United Therapeutics Corporation and The Bank of New York as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2008).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED THERAPEUTICS CORPORATION

(Registrant)

Dated: July 3, 2008	By:	/s/ PAUL A. MAHON
	Name:	Paul A. Mahon
	Title:	General Counsel

Exhibit Index

Exhibit No.	Description of Exhibit

4.1

First Amended and Restated Rights Agreement, dated as of June 30, 2008, by and between United Therapeutics Corporation and The Bank of New York as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2008).